Exhibit 4.1

DESCRIPTION OF COMMON STOCK

The following description is a summary of the material terms of our common stock. This summary may not contain all of the information that is important to you and is qualified in its entirety by reference to our Amended and Restated Articles of Incorporation (the “Articles of Incorporation”) and Amended and Restated Bylaws (the “Bylaws”), which are filed as exhibits to this Annual Report on Form 10-K and are incorporated by reference herein. We encourage you to read these documents and applicable portions of the Pennsylvania Business Corporation Law, as amended (the “PABCL”), carefully. In this summary, the terms “the Corporation”, “we”, “us” and “our” refer to Omega Flex, Inc., in each case unless otherwise indicated.

Capital Stock

We are authorized by the Articles of Incorporation to issue up to 20,000,000 shares of common stock, par value $0.01 per share (the “Common Stock”) and 5,000,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”). Our board of directors (the “Board”) is authorized to designate the Preferred Stock into one or more classes or series and the number of shares of any such class or series and to fix the voting rights, designations, powers, preferences limitations and special rights of the Preferred Stock, or any class or series thereof, including without limitation: the dividend rights and preferences over dividends on the Common Stock, or any series or classes of the Preferred Stock; the dividend rate; whether dividends are cumulative; and rights with respect to conversion, voting, redemption, if any; and the redemption price and liquidation preferences of the Preferred Stock. Currently there are no shares of Preferred Stock that have been issued and are outstanding.

Dividends

Subject to any preferential rights of any outstanding series of the Preferred Stock created by the Board from time to time, the holders of Common Stock will be entitled to such dividends as may be declared from time to time by the Board from funds available therefore and upon liquidation will be entitled to receive pro rata the value of all assets available for distribution to such holders.

Voting Rights

The holders of the Common Stock will be entitled to one vote for each share on all matters voted on by shareholders, including elections of directors, and, except as otherwise required by law or provided in any resolution adopted by the Board with respect to any series of preferred stock, the holders of such shares will possess all voting power.

Rights Upon Liquidation

In the event of any dissolution, liquidation or winding up of our affairs, whether voluntary or involuntary, after payment or provision for payment of our debts and other liabilities, and after payment in full of any such amounts to the holders of any Preferred Stock entitled thereto, our remaining assets and funds shall be divided among and paid ratably to the holders of Common Stock.

Other Rights	Holders of Common Stock are not entitled to preemptive, conversion or redemption rights. There are no sinking fund provisions applicable to shares of the Common Stock.

No Restrictions on Transfer

Neither the Articles of Incorporation nor the Bylaws contains any restrictions on the transfer of the Common Stock. In the case of any transfer of shares, there may be restrictions imposed by applicable securities laws.

Classification of the Board

The Board is classified and as such is divided into three classes, which shall be as nearly equal in number as possible. Each member of each class shall be elected for a term until the third annual shareholders meeting following that member’s taking office and until his or her successor has been selected and qualified or until the member’s earlier death, resignation or removal.

Certain Provisions of the Articles of Incorporation and Bylaws

The Articles of Incorporation and Bylaws contain a number of provisions that may be deemed to have the effect of delaying, deferring, or preventing a change in control of OmegaFlex, Inc., but none of those provisions would operate only with respect to an extraordinary corporate transaction involving us.

Listing	Our Common Stock is traded on the Nasdaq National Market under the symbol “OFLX.”

Transfer Agent	The transfer agent for the Common Stock is Computershare Trust Company, N.A., 462 S. 4th Street, Louisville, KY 40202, telephone: (877) 373-6374.